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Exhibit 99.5


MAII Holdings, Inc. Announces New Chairman and Chief Executive Officer


MAII Holdings, Inc. Announces New Chairman and Chief Executive Officer

BUSINESS WIRE - January 17, 2001 09:06

IRVING, Texas, Jan. 17, 2001 (BW HealthWire) - MAII Holdings, Inc. (Nasdaq/NM:MAII), formerly Medical Alliance, Inc., today announced that Chris S. Tyler has been appointed Chairman of the Board and Chief Executive Officer of MAII Holdings, Inc., replacing Paul R. Herchman, who has resigned as Chairman and Chief Executive Officer of the Company to join ICN Pharmaceuticals, Inc. (NYSE:ICN), which purchased the medical business assets of Medical Alliance earlier this month. Mr. Herchman will remain actively involved with the Company as a Board member.

Prior to joining MAII Holdings, Mr. Tyler served as Chief Executive Officer and Managing Director of Solution 6 Holdings, Ltd., an Australian Stock Exchange-listed company and a market leader in providing business solutions to professional services industries such as accounting, legal, and consulting, throughout the world. Solution 6 also owned Australia's second largest Internet Service Provider, Access One, the market-leading supplier of Internet services to the corporate and government sector in Australia. While under Mr. Tyler's leadership, Solution 6 grew from AUD $25 million in market capitalization in 1997 to over AUD $1 billion in 2000. Solution 6 currently operates 22 offices in nine countries. Prior to Solution 6 Holdings, MR. Tyler spent 10 successful years in management positions with technology and Internet services firms.

In commenting on his new position, Mr. Tyler said, "I am very pleased to be joining the management team at MAII Holdings. The Company has a very strong balance sheet and a cash position that opens the door to a lot of opportunities. I look forward to working with Paul Herchman and the other Board members of MAII Holdings, who are to be commended for building a company with an excellent reputation in the medical industry. We are particularly grateful to Paul for his contributions, and we wish him all the best in his new endeavors at ICN Pharmaceuticals."

Paul Herchman added, "It is with mixed feelings that I leave to assume my new role at ICN Pharmaceuticals. I feel a debt of gratitude to the shareholders of MAII Holdings for their belief and the support they have shown in me over the past eleven years. It is very hard to leave, however, I know that MAII Holdings is in good hands with Chris at the helm, and, as a shareholder, I am confident that he will be successful in his quest to maximize shareholder value."

In closing, Mr. Tyler added, "I am currently reviewing the potential of the Company and working with the Board to develop a strategy that maximizes shareholder value. We expect to be announcing those strategic plans within the next 30 days."

On January 3, 2001, MAII Holdings, Inc., completed the sale of its medical business assets to ICN Pharmaceuticals, Inc. (NYSE:ICN) for cash of $14.4 million, leaving the Company with a strong balance sheet consisting of approximately $29 million in cash and approximately $2 million in liabilities. The Company continues to talk with interested parties to explore opportunities available to the Company such as the sale of the Company's cash and corporate shell.

This press release contains forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions for the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999.